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18000608

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A[illegible] [illegible] REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9404 Genesee Avenue #340
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynne M. Rach 858-203-0114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd #606	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED 2018 FEB 2[illegible] PM 3:44

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Michael R. Frager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of SAN DIEGO)

On FEB. 15, 2018 before me, AIDA BRITO, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared MICHAEL R. FRAGER
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

AIDA BRITO
Commission # 2081597
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2018

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ Document Date: ______________
Number of Pages: ________ Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

INTEGRITY BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2017

With

INDEPENDENT AUDITORS' REPORT THEREON

INTEGRITY BROKERAGE SERVICES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Integrity Brokerage Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integrity Brokerage Services, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integrity Brokerage Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integrity Brokerage Services, Inc.'s management. My responsibility is to express an opinion on Integrity Brokerage Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integrity Brokerage Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Integrity Brokerage Services, Inc.'s auditor since 2009.

Tarzana, California

February 9, 2018

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	2,630
Clearing Deposit		150,012
Receivable from clearing organization		59,490
Fixed Assets at cost less accumulated deprec $77,291		6,786
Other assets		1,207
Total assets	$	220,125

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Commissions payable	$	53,834
Accrued Payables		3,826
Total liabilities		57,660
Stockholders' equity:		
Common stock, no par value, 100,000 shares authorized; issued and outstanding		79,854
Retained earnings		82,611
Total stockholders' equity		162,465
Total liabilities and stockholders' equity	$	220,125

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Income
For the year ended December 31, 2017

REVENUE:	
Commissions	978,571
Rebates	56,973
Interest Income	11
Total revenue	1,035,556
EXPENSES:	
Clearing charges	137,199
Commission expense	581,466
Payroll	3,333
Professional fees	8,747
Office Expense	16,159
Travel, meals and entertainment	2,264
Other operating expenses	92,806
Total expenses	841,974
NET INCOME BEFORE PROVISION FOR INCOME TAXES	$ 193,582
PROVISION FOR INCOME TAXES (Note 1)	
Income tax expense	800
NET INCOME	$ 192,782

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2017

	Common Stock	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2017	$ 79,854	$ 118,035	$197,889
Net Income		193,582	193,582
Withdrawals		(229,006)	(229,006)
Ending balance December 31, 2017	$ 79,854	$ 82,611	$ 162,465

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2017

Net income (loss)	$	193,582
Adjustments to reconcile net income to net cash used by operating activities		
Clearing Deposit		(150,012)
Receivables from clearing firm		(5,546)
Other Assets		(818)
Increase (decrease) in		
Commissions Payable		26,517
Depreciation and amortization		14,002
Accounts Payable		3,826
Total Adjustments		(112,031)
Net cash provided (used) by operating activities		81,551
CASH FLOWS FROM FINANCING ACTIVITIES		
Withdrawals		(229,006)
Net cash provided (used) by financing activities		(229,006)
Decrease in Cash		(147,455)
Cash - beginning of year		150,085
Cash - end of year	$	2,630
Supplemental disclosure of cash flow information		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

See accompanying notes to the financial statements

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Integrity Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Fixed Assets

Property and equipment are state at cost. Depreciation on furniture and computers is computed using the double declining balance method and useful lives ranging from three to seven years. Depreciation on office construction is computed using the straight-line method and a useful life of 39 years. Purchases greater than $1000 are capitalized.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in the financial statements. Income tax expense for 2017 was $800.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Deposits in clearing accounts total $150,018. The Company has an agreement with COR Clearing LLC to clear and maintain customer accounts for the Company. This amount is included in cash and cash equivalents.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2017

The management has reviewed the results of operations for the period from its year end December 31, 2017 through February 09, 2018 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2014, 2015 and 2016.

Note 2: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the Instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Management estimates that 100% of the revenues were generated in the State of California.

Note 3: NET FIXED ASSETS

Office Construction	$46,100
Office Equipment	$37,977
Accumulated Depreciation	(77,291)
Net Office Equipment	$ 6,786

Depreciation expense at December 31, 2017 was $14,002.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $154,472 of which $149,472 was in excess of its required minimum net capital. The Company's aggregate indebtedness $57,660 to net capital was 0.37 at December 31, 2017, which is less than the 15:1 limit.

Note 5: ACQUISITION

In March of 2017, the sole owner/shareholder of the Company signed a Letter of Intent to sell all its assets and liabilities, including accounts and all operations of the company to new owners/shareholders. The cash exchange for the transaction was finalized on December 29, 2017 pursuant to the Amended and Restated 100% Stock Purchase Agreement entered into December 18, 2017.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company is using a related parties' office and no rent is charged. Rent expense for the year ended December 31, 2017 was $0.0.

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholders' equity, December 31, 2017	$ 162,465	$ 162,465	$ -
Subtract - Non allowable assets:			
Fixed Assets	6,786	6,786	-
Other assets	1,207	1,207	-
Tentative net capital	154,472	154,472	-
Haircuts:	0	0	-
	154,472	154,472	-
Minimum net capital	$ 5,000	$ 5,000	-
	$149,472	$149,472	$ -
Aggregate indebtedness	57,660	57,660	-
Ratio of aggregate indebtedness to net capital	0.37	0.37	

The are no differerences between audit and focus at 12/31/17

INTEGRITY BROKERAGE SERVICES, INC.

December 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as directors of management of Integrity Brokerage Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Integrity Brokerage Services, Inc.

By:

Michael Frager

Michael Frager, CEO

2/9/18

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Brokerage Services, Inc.
La Jolla, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Integrity Brokerage Services, Inc., stated that Integrity Brokerage Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Integrity Brokerage Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 9, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Integrity Brokerage Services, Inc.
La Jolla, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Integrity Brokerage Services, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Integrity Brokerage Services, Inc.(the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Integrity Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 9, 2018